E.ON AG Annual Results Press Conference
Düsseldorf, March 9, 2006

Presentation by:

Dr. Erhard Schipporeit

Member of the E.ON AG Board of Management and CFO

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Press Conference on E.ON’s Results for the 2005 Financial Year                                                                   Page 2 of 6
Presentation by Dr. Erhard Schipporeit

Ladies and gentlemen, I’m pleased to acquaint you with our very solid results for the 2005 financial year.

I’d like to begin by providing you with an overview:

We grew sales by 21 percent to €56.4 billion, due mainly to higher sales volumes, higher average prices in our power and gas business, and consolidation effects.

Adjusted EBIT, our most important measure of operating performance, increased by 8 percent to €7.3 billion. The key drivers were higher wholesale electricity prices along with increased hydroelectric generation at our Nordic market unit.

Our markets units developed as follows:

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Central Europe’s adjusted EBIT rose by 9 percent to €3.9 billion. The increase is chiefly attributable to additional operating improvements and the passthrough of higher wholesale electricity prices to end customers. Adjusted EBIT was adversely affected by significantly higher costs for conventional fuel, higher power procurement costs, and higher burdens resulting from expenses for additional CO2 certificates.

•
Pan-European Gas’s adjusted EBIT rose by 14 percent to €1.5 billion. Oil price movements constituted a key factor in 2005. Heating oil prices, to which natural gas prices are indexed, rose continually during 2005, resulting in substantially higher procurement costs. The delay in the adjustment of sales prices to reflect procurement prices had a substantial adverse effect on adjusted EBIT. This negative effect was more than offset by significantly higher adjusted EBIT in the upstream business and higher equity earnings from associated companies.

Press Conference on E.ON’s Results for the 2005 Financial Year                                              Page 3 of 6
Presentation by Dr. Erhard Schipporeit

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U.K.’s adjusted EBIT declined by 5 percent to €963 million. The substantial increases in procurement costs for coal, natural gas,  and CO2certificates were offset by higher retail prices and benefits from the integration of customer service activities of the former TXU business. However, a number of nonrecurring negative effects, including lower earnings from international assets, resulted in a slightly lower adjusted EBIT performance. On the whole, our U.K. market unit has performed very well in recent years. In the E.ON AG Financial Statements, which are prepared in accordance with German GAAP, we had to reverse the entire €2.4 billion impairment charge taken in 2002 on Powergen. We did not make a similar reversal in the E.ON Group’s Consolidated Financial Statements because it is not permitted under U.S. GAAP.

•	Nordic increased adjusted EBIT by a very solid 15 percent to €806 million thanks primarily to increased hydroelectric production and higher effective sales prices.

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Our U.S. operations also recorded higher earnings. U.S. Midwest grew adjusted EBIT by 3 percent to €365 million. The main drivers were positive effects from rate increases and higher retail electric sales volumes partially counteracted by certain negative factors that included higher operating costs.

Our tax expense increased to €2.3 billion due to our improved operating performance and a lower share of tax-free income. I might add that our tax payments in Germany (including sales, withholding, and consumption taxes) totaled some €6.1 billion.

Press Conference on E.ON’s Results for the 2005 Financial Year                                                         Page 4 of 6
Presentation by Dr. Erhard Schipporeit

Overall, our 2005 results reflect our successful divestments. We sold Viterra in August and Ruhrgas Industries in September, recording book gains totaling approximately €3 billion. These disposals had a considerable impact on our net income of €7.4 billion, which again significantly surpassed the prior-year figure and set a new all-time high.

Return on capital employed (ROCE), our key returns metric, also reflects our positive operating performance. Our ROCE was again higher year-on-year, increasing by 0.6 percentage points to 12.1 percent, well above our cost of capital of 9 percent. Although our capital employed was slightly higher at approximately €60 billion, this was more than offset by the 8 percent increase in adjusted EBIT. As a result, we added nearly €1.9 billion in value in 2005.

Our cash flow figures also developed positively in 2005. Cash provided by operating activities rose by 13 percent to €6.6 billion. Pan-European Gas, Central Europe, and Nordic accounted for 90 percent of our cash provided by operating activities.

Despite higher investments in intangible assets and property, plant, and equipment totaling €3 billion, our free cash flow reached a new all-time high. Free cash flow increased by 12 percent to €3.6 billion, which is significantly higher than our on·top target of €2.4 billion. As a result, we were able to finance 100 percent of cash outflows of €3.1 billion for dividends and acquisitions using our free cash flow.

Our net financial position changed substantially in 2005. At the start of 2005, our net financial position was -€5.5 billion, whereas it finished the year at +€3.9 billion. The Viterra and Ruhrgas Industries disposals account for an aggregate €7.5 billion of this more than €9 billion improvement in our net financial position.

Press Conference on E.ON’s Results for the 2005 Financial Year                                                     Page 5 of 6
Presentation by Dr. Erhard Schipporeit

This gives us a considerable degree of financial flexibility which we can use for the planned acquisition of Endesa. We intend to finance this transaction using debt and liquid funds.

This would change our capital structure significantly. It would increase our debt-to-equity ratio and consequently lower our cost of capital, since debt is cheaper than equity. Even after the transaction, we would continue to have a solid balance sheet.

We want to maintain a single-A rating and are confident that we can achieve this objective. Compared with other European utilities, this rating would put us in select company.

In summary:

•	We improved our operating results in nearly all our market in 2005 and again increased our adjusted EBIT.

•
Through our successful Degussa and Ruhrgas Industries disposals we’ve very nearly completed our focus on our core energy business. Thanks to the book gains on these disposals, we set a new net income record.

•	As of year end 2005, we had no net financial liabilities and consequently have considerable financial flexibility, the kind of flexibility necessary to undertake larger acquisitions.

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We intend to let our shareholders benefit from this positive performance by proposing an ordinary dividend of €2.75 per share and a special dividend of €4.25 per share resulting from our Degussa disposal.

Press Conference on E.ON’s Results for the 2005 Financial Year                                                         Page 6 of 6
Presentation by Dr. Erhard Schipporeit

We’re also optimistic regarding our outlook for 2005. Although we won’t repeat the extraordinarily high net income figure posted in 2005, which resulted from the substantial gains on disposals, we expect our adjusted EBIT to slightly surpass the prior-year figure. This will make us superbly equipped to meet the challenges ahead.

Thank you for your attention. We’d now be happy to take your questions.

This presentation does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the tender offer prospectus from E.ON regarding the proposed tender offer for Endesa when it becomes available, because it will contain important information. The tender offer prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a tender offer statement, which will incorporate the prospectus by reference, will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the tender offer prospectus (when it is available) and its complementary documentation in the central offices of E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, phone +49-211-4579-453.

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This presentation may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this presentation, in its Annual Report, or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.